Amended Schedule A
Dated June 15, 2015
to the
Amended Expense Limitation and Reimbursement Agreement
Dated July 25, 2013

Expense Limitation (as a percent of average daily net assets)
Aspiriant Risk-Managed Global Equity Fund

Advisor Shares	2.25%
Institutional Shares	2.50%

Aspiriant Income Opportunities Fund	1.00%